UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36867

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ACTAVIS, INC. 401(K) PLAN

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400

Ireland

Actavis, Inc. 401(k) Plan

Index to Financial Statements

and Supplemental Schedules

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Actavis, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Actavis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 28, 2016

Actavis, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value
Participant directed investments	$676,098,570	$612,647,323

Total investments	676,098,570	612,647,323

Notes receivable from participants	12,065,780	12,203,419

Contributions receivable
Company	3,169,807	4,022,029
Participant	15,027	1,024,938

Total contributions receivable	3,184,834	5,046,967

Net assets available for benefits, at fair value	$691,349,184	$629,897,709

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets
Investment income
Interest, dividend and other income	$14,074,443	$17,731,570
Net realized/unrealized (depreciation) / appreciation in fair value of investments	(1,359,230)	40,588,762

Total investment income	12,715,213	58,320,332

Interest income from notes receivable from participants	573,368	462,699
Contributions
Company	62,522,499	49,688,752
Participant	75,634,484	59,137,848
Rollover	9,042,131	41,124,336

Total contributions	147,199,114	149,950,936

Total additions to net assets	160,487,695	208,733,967

Deductions from net assets
Benefits paid to participants	98,982,611	64,302,414
Administrative expenses	53,609	64,195

Total deductions from net assets	99,036,220	64,366,609

Net increase to net assets	61,451,475	144,367,358
Net assets available for benefits
Beginning of year	629,897,709	485,530,351

End of year	$691,349,184	$629,897,709

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

1.	Description of Plan

The following description of the Actavis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan was amended to change the name of the Plan to the Actavis, Inc. 401(k) Plan effective on January 24, 2013. The Plan is a defined contribution plan covering certain employees of the Company based in the United States who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefits Committee of the Company (the “Plans Committee”). The Benefits Oversight Committee is charged with plan governance.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).

The Plan Trustee and Custodian is Charles Schwab Bank.

Plan Sponsor

In 1985 the Company was incorporated under the name Watson Pharmaceuticals, Inc. On January 24, 2013, the Company began trading under a new symbol — ACT — on the New York Stock Exchange and changed its name to Actavis, Inc. pursuant to its acquisition of the Actavis Group. On October 1, 2013, the Company was renamed Actavis plc. In connection with the acquisition of Allergan, Inc., the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.” Participants in the Plan have the option of investing in a fund that invests in Allergan plc.

On July 1, 2014, Actavis plc acquired Forest Laboratories, Inc. (“Forest”). At the effective time of the acquisition, Forest employees became eligible to participate in the Plan.

On July 2, 2014, Forest acquired Furiex Pharmaceuticals, Inc. (“Furiex”). At the effective time of the acquisition, Furiex employees became eligible to participate in the Plan.

Contributions and Eligibility

Participants may contribute up to 75% of pre-tax and/or after tax of his or her eligible pay up to the Internal Revenue Service (“IRS”) limit. In addition, participants may make rollover contributions from all other qualified plans.

The Plan provides for immediate eligibility to participate in the Plan. The Company’s eligible United States employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% for both regular pay and performance-based bonus compensation, unless the employee affirmatively elects a different rate. Deferral rates for these participants automatically increase by 1% of eligible compensation annually, every April 1, until it reaches a contribution rate of 8% of your eligible compensation.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Effective January 1, 2012, the Company matches 100% of the first 8% of participant contributions up to the IRS limit on a pay period basis. In addition to the matching contributions, the Company may also elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2015 or 2014. Effective January 1, 2016, the Company matches 100% of the first 8% of participant contributions up to the IRS limit made on an annual basis.

Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions and discretionary profit sharing contribution and related earnings after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans’ Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2015, the rates of interest on outstanding loans ranged from 4.25% to 8.25% with various maturities through December 2030. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up until age 70 1⁄2, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Allergan plc Company Stock Fund (formally Actavis plc Company Stock Fund), payment of all or part of that amount may be made in shares of Allergan plc stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1⁄2.

Forfeitures

Forfeitures may be used first to restore rehired employee accounts, and then to pay plan expenses. Any forfeitures in excess of those used to restore rehired employee accounts and defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $1,700,000 of forfeited nonvested accounts was used to reduce Company matching contributions in the year ended December 31, 2015. Approximately $144,000 of forfeited nonvested accounts was used to reduce administrative expenses and Company matching contributions in the year ended December 31, 2014. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled approximately $128,500 and $424,000, respectively.

Administrative Expenses

Substantially all expenses incurred in connection with the administration with the Plan are paid by the Company. Professional fees incurred by the Plan were paid by the Company in the years ended December 31, 2015 and 2014. The Plan has a Reduction of Compensation Account, whereby a segment of Plan revenue is deposited in the Reduction of Compensation Account on a quarterly basis to pay Plan expenses or to be allocated to participants. The Plan sponsor is obligated to determine if and how any remaining Reduction of Compensation Account assets at the end of the plan year should be allocated after Plan expenses are paid. The Reduction of Compensation Account available at December 31, 2015 and 2014 was $56,106 and $6,677, respectively. During 2015, the Plan received $49,429, which is reflected in “interest, dividend and other income” on the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their company contributions and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investment. Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Investment Valuation and Income Recognition

The Plan’s investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 “Fair Value Measurement” for discussion of fair value measurements. If available, quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation in value of investments includes the Plan’s gains and losses on investments bought and sold as well as investments held during the year.

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May 2015 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), an amendment to FASB Accounting Standards Codification Fair Value Measurement Topic 820 (“ASC 820”).

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Plan elected to adopt ASU 2015-07 as of and for the year ended December 31, 2015. Accordingly, investments measured using the net asset value per share practical expedient have not been categorized within the fair value hierarchy. The amendment has been applied retrospectively to all periods presented.

In July 2015 the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part 1 eliminates the requirement to measure the fair value of fully benefit responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. The amendments are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted. The Plan elected to adopt ASU 2015-12 as of and for the year ended December 31, 2015. The applicable amendments of ASU 2015-12 have been applied retrospectively to all periods presented.

3.	Related Party and Party in Interest Transactions

For the years ended December 31, 2015 and 2014, the plan assets included investments in funds managed by Charles Schwab Bank who acts as the Plan trustee and custodian. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $53,609 and $64,195 to Charles Schwab Bank in fees and expenses for the years ended December 31, 2015 and 2014, respectively. Expenses for administering the Allergan plc Company Stock Fund are paid directly by the Company.

The value of the Allergan plc Company Stock Fund is $122,927,711 and $83,052,578 at December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014, there were 1,226,579 and 1,004,628 units of the Allergan plc Company Stock Fund, respectively. The Plan made purchases and sales of the Allergan plc Company Stock Fund during the years ended December 31, 2015 and 2014.

4.	Tax Status

The IRS has determined and informed the Company by letter dated December 3, 2013, that the Plan and its underlying Trust are designed in accordance with the applicable sections of the IRC, and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the IRC and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Fair Value Measurement

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2015 and 2014. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Allergan plc Company Stock Fund (as of December 31, 2014 Actavis plc Company Stock Fund) – The Allergan plc Company Stock Fund is a unitized fund comprised of company stock and cash equivalents which is valued at the closing price reported on the active market plus any cash on hand in the fund. The Allergan plc Company Stock Fund contained $122,927,711 of Allergan plc common stock and zero of cash equivalents as of December 31, 2015.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

The Actavis plc Company Stock Fund contained $82,467,555 of Actavis plc common stock and $585,023 of cash equivalents as of December 31, 2014.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end using prices quoted by the relevant pricing agent. Mutual funds held by the Plan are deemed to be actively traded.

Certain mutual funds have trading restrictions ranging from 30-90 days and redemption fees ranging from 1-2%.

Collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Galliard Return Income Fund, a 12 month written request may be required prior to the designated valuation date.

The following additional information presents the collective trust fund strategy relative to Plan investments reported on net asset value at December 31, 2015 and 2014:

(a)	The Galliard Return Income Fund Class 35 seeks safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund is primarily comprised of investment contracts including Guaranteed Investment Contracts.

(b)	The Schwab Managed Return Funds is designed as a single investment portfolio that adjusts asset allocation over time to better match the anticipated changing risk tolerances and return objectives of investors over their expected investment horizon, also considering age and anticipated retirement date. The Fund may diversify holdings by investing in assets across a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short-term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents. The Fund uses a blend of actively and passively managed sub-advised strategies to gain exposure to various market capitalizations and asset classes.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2015 and 2014:

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

	Fair Value Measurements as of December 31, 2015:
	Total	Level 1	Level 2	Level 3
Collective trust funds (A)	$242,979,753	$—	$—	$—
Mutual funds	310,191,106	310,191,106	—	—
Allergan plc Company Stock Fund	122,927,711	122,927,711	—	—

	$676,098,570	$433,118,817	$—	$—

	Fair Value Measurements as of December 31, 2014:
	Total	Level 1	Level 2	Level 3
Collective trust funds (A)	$206,648,198	$—	$—	$—
Mutual funds	322,946,547	322,946,547	—	—
Actavis plc Company Stock Fund	83,052,578	83,052,578	—	—

	$612,647,323	$405,999,125	$—	$—

(A)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

6.	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

7.	Delinquent Contributions

As disclosed in the accompanying supplemental schedule, certain employee deferrals were not remitted to the Plan within the timeframe required by the Department of Labor. The Company will remit any related lost earnings to the affected participants.

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Common stock:
*	Allerganplc Company Stock Fund	Company Stock Fund	$122,927,711
Mutual funds:
		Federated Government Obligations	38,935,477
	PIMCO	PIMCO Total Return Fund	27,266,449
	Vanguard	Vanguard Total Bond Market Index	10,967,539
*	Schwab	Schwab S&P 500 Index Fund	55,168,426
	Aston	Aston/Fairpointe Mid Cap	32,618,540
	Dodge & Cox	Dodge & Cox International Stock	24,231,001
	Fidelity	Fidelity Spartan International Index	6,696,174
	T Rowe Price	T Rowe Price Growth Stock Fund	38,938,623
	T Rowe Price	T Rowe Price Small Cap Stock Fund	33,176,826
	Vanguard	Vanguard Windsor II Admiral	19,834,996
	Vanguard	Vanguard Extended Market Index	22,357,055

			310,191,106

Collective Trust Funds
*	Schwab	Galliard Return Income Fund Class 35	10,792,201
*	Schwab	Schwab Managed Return 2010 Class III	2,075,966
*	Schwab	Schwab Managed Return 2015 Class III	12,008,582
*	Schwab	Schwab Managed Return 2020 Class III	20,044,325
*	Schwab	Schwab Managed Return 2025 Class III	34,407,826
*	Schwab	Schwab Managed Return 2030 Class III	32,153,673
*	Schwab	Schwab Managed Return 2035 Class III	40,518,046
*	Schwab	Schwab Managed Return 2040 Class III	37,691,517
*	Schwab	Schwab Managed Return 2045 Class III	31,374,172
*	Schwab	Schwab Managed Return 2050 Class III	18,615,251
*	Schwab	Schwab Managed Return 2055 Class III	937,781
*	Schwab	Schwab Managed Return Income Class III	2,360,413

			242,979,753

*Participant Loans		Varying maturity dates, interest ranging from 4.25% to 8.25% per annum	12,065,780

			$688,164,350

*	Party-in-interest for which a statutory exemption exists.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

December 31, 2015

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected		Contributions corrected outside the VFCP		Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$3,114	12/31/2014	1/23/2015		$3,114	*	$—		$—	$—
203	9/30/2015	11/3/2015	☒	203	*	—		—	—
11,986	11/30/2015	5/27/2016		11,986	*	—		—	—
2,285,290	12/13/2015	1/15/2016	☒	—		2,290,939	**	—	—

$2,300,593				$15,303		$2,290,939		$—	$—

*	All employee contributions have been remitted to the Plan. The Plan sponsor is in the process of finalizing lost earnings.
**	Includes the remittance of lost earnings.

Actavis, Inc. 401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Actavis, Inc. 401(k) Plan
By:	Allergan plc as Plan Administrator

By:	/s/ KAREN LING
Karen Ling
Chairperson, Employee Benefit Plans Committee

Dated: June 28, 2016

Actavis, Inc. 401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm